                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                   IMATEC LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   452460 10 0
                 ----------------------------------------------
                                 (CUSIP Number)

                               Ronald Leo Bernbaum
                        c/o 4576 Young Street, Suite 600
                            Toronto, Ontario M2W 6N4
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                October 20, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 452460  10  0                                      Page 2 of 11 Pages
-------------------------------------------------------------------------------

       1         NAMES OF REPORTING PERSONS
                 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                 Ronald Leo Bernbaum

-------------------------------------------------------------------------------
       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                 (SEE INSTRUCTIONS)                                    (a) / /
                                                                       (b) / /
-------------------------------------------------------------------------------
       3         SEC USE ONLY

-------------------------------------------------------------------------------
       4         SOURCE OF FUNDS (SEE INSTRUCTIONS)
                 OO (See Item 3)
-------------------------------------------------------------------------------
       5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(D) OR 2(E)                            / /

-------------------------------------------------------------------------------
       6         CITIZENSHIP OR PLACE OF ORGANIZATION

                 Canada
-------------------------------------------------------------------------------
                 7    SOLE VOTING POWER
                      8,200,000 shares of common stock, par value
                      $.0001 per shares, of the Issuer ("Common Stock")
                 --------------------------------------------------------------
  NUMBER OF      8    SHARED VOTING POWER
   SHARES             2,512,500 shares of Common Stock
BENEFICIALLY     --------------------------------------------------------------
 OWNED BY        9    SOLE DISPOSITIVE POWER
   EACH               8,200,000 shares of Common Stock
 REPORTING       --------------------------------------------------------------
  PERSON         10   SHARED DISPOSITIVE POWER
   WITH               2,512,500 shares of Common Stock
-------------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 10,712,500 shares of Common Stock
-------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES (SEE INSTRUCTIONS)                          / /

-------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 51.6%*
-------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                 IN
-------------------------------------------------------------------------------
* Calculated on the basis of 20,755,201 shares outstanding; 43.13% giving effect to a 2:1 stock split that will be effective November 27, 2000.

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 452460  10  0                                      Page 3 of 11 Pages
-------------------------------------------------------------------------------

       1         NAMES OF REPORTING PERSONS
                 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                 Renee Bernbaum

-------------------------------------------------------------------------------
       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                 (SEE INSTRUCTIONS)                                     (a) / /
                                                                        (b) / /
-------------------------------------------------------------------------------
       3         SEC USE ONLY

-------------------------------------------------------------------------------
       4         SOURCE OF FUNDS (SEE INSTRUCTIONS)
                 OO (See Item 3)
-------------------------------------------------------------------------------
       5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(D) OR 2(E)                            / /

-------------------------------------------------------------------------------
       6         CITIZENSHIP OR PLACE OF ORGANIZATION

                 Canada
-------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      -0-
                 --------------------------------------------------------------
  NUMBER OF      8    SHARED VOTING POWER
   SHARES             2,512,500 shares of Common Stock
BENEFICIALLY     --------------------------------------------------------------
 OWNED BY        9    SOLE DISPOSITIVE POWER
   EACH               -0-
 REPORTING       --------------------------------------------------------------
  PERSON         10   SHARED DISPOSITIVE POWER
   WITH               2,512,500 shares of Common Stock
-------------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 2,512,500 shares of Common Stock
-------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES (SEE INSTRUCTIONS)                          / /

-------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 12.1%*
-------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                 IN
-------------------------------------------------------------------------------
* Calculated on the basis of 20,755,201 shares outstanding; 10.12% giving effect to a 2:1 stock split that will be effective November 27, 2000.

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 452460  10  0                                      Page 4 of 11 Pages
-------------------------------------------------------------------------------

       1         NAMES OF REPORTING PERSONS
                 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                 Medstar Southbeach Marina Partnership II

-------------------------------------------------------------------------------
       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                 (SEE INSTRUCTIONS)                                     (a) / /
                                                                        (b) / /
-------------------------------------------------------------------------------
       3         SEC USE ONLY

-------------------------------------------------------------------------------
       4         SOURCE OF FUNDS (SEE INSTRUCTIONS)
                 OO (See Item 3)
-------------------------------------------------------------------------------
       5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(D) OR 2(E)                            / /

-------------------------------------------------------------------------------
       6         CITIZENSHIP OR PLACE OF ORGANIZATION

                 Canada
-------------------------------------------------------------------------------
                 7    SOLE VOTING POWER
                      6,400,000 shares of Common Stock
                 --------------------------------------------------------------
  NUMBER OF      8    SHARED VOTING POWER
   SHARES             - 0 -
BENEFICIALLY     --------------------------------------------------------------
 OWNED BY        9    SOLE DISPOSITIVE POWER
   EACH               6,400,000 shares of Common Stock
 REPORTING       --------------------------------------------------------------
  PERSON         10   SHARED DISPOSITIVE POWER
   WITH               - 0 -
-------------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 6,400,000 shares of Common Stock
-------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES (SEE INSTRUCTIONS)                          / /

-------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 30.83%*
-------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                 PN
-------------------------------------------------------------------------------
* Calculated on the basis of 20,755,201 shares outstanding; 25.77% giving effect to a 2:1 stock split that will be effective November 27, 2000.

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 452460  10  0                                      Page 5 of 11 Pages
-------------------------------------------------------------------------------

       1         NAMES OF REPORTING PERSONS
                 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                 Knightsbridge Financial Services, Ltd.

-------------------------------------------------------------------------------
       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                 (SEE INSTRUCTIONS)                                     (a) / /
                                                                        (b) / /
-------------------------------------------------------------------------------
       3         SEC USE ONLY

-------------------------------------------------------------------------------
       4         SOURCE OF FUNDS (SEE INSTRUCTIONS)
                 OO (See Item 3)
-------------------------------------------------------------------------------
       5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(D) OR 2(E)                            / /

-------------------------------------------------------------------------------
       6         CITIZENSHIP OR PLACE OF ORGANIZATION

                 Canada
-------------------------------------------------------------------------------
                 7    SOLE VOTING POWER
                      - 0 -
                 --------------------------------------------------------------
  NUMBER OF      8    SHARED VOTING POWER
   SHARES             2,400,000 shares of Common Stock
BENEFICIALLY     --------------------------------------------------------------
 OWNED BY        9    SOLE DISPOSITIVE POWER
   EACH               - 0 -
 REPORTING       --------------------------------------------------------------
  PERSON         10   SHARED DISPOSITIVE POWER
   WITH               - 2,400,000 shares of Common Stock
-------------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 2,400,000 shares of Common Stock
-------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES (SEE INSTRUCTIONS)                          / /

-------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 11.56%*
-------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                 CO
-------------------------------------------------------------------------------
* Calculated on the basis of 20,755,201 shares outstanding; 9.66% giving effect to a 2:1 stock split that will be effective November 27, 2000.

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 452460  10  0                                      Page 6 of 11 Pages
-------------------------------------------------------------------------------

       1         NAMES OF REPORTING PERSONS
                 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                 Commendation Capital Group, Inc.


-------------------------------------------------------------------------------
       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                 (SEE INSTRUCTIONS)                                     (a) / /
                                                                        (b) / /
-------------------------------------------------------------------------------
       3         SEC USE ONLY

-------------------------------------------------------------------------------
       4         SOURCE OF FUNDS (SEE INSTRUCTIONS)
                 OO (See Item 3)
-------------------------------------------------------------------------------
       5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(D) OR 2(E)                            / /

-------------------------------------------------------------------------------
       6         CITIZENSHIP OR PLACE OF ORGANIZATION

                 Canada
-------------------------------------------------------------------------------
                 7    SOLE VOTING POWER
                      1,800,000 shares of Common Stock
                 --------------------------------------------------------------
  NUMBER OF      8    SHARED VOTING POWER
   SHARES             - 0 -
BENEFICIALLY     --------------------------------------------------------------
 OWNED BY        9    SOLE DISPOSITIVE POWER
   EACH               1,800,000 shares of Common Stock
 REPORTING       --------------------------------------------------------------
  PERSON         10   SHARED DISPOSITIVE POWER
   WITH               - 0 -
-------------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 1,800,000 shares of Common Stock
-------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES (SEE INSTRUCTIONS)                          / /

-------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 8.67%*
-------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                 CO
-------------------------------------------------------------------------------
* Calculated on the basis of 20,755,201 shares outstanding; 7.25% giving effect to a 2:1 stock split that will be effective November 27, 2000.

Item 1.  Security and Issuer.

         This Statement on Schedule 13-D (the "Statement") relates to the beneficial ownership of shares of common stock, par value $.0001 per share ("Common Stock") of Imatec Ltd., a Delaware corporation (the "Issuer"), whose principal executive offices are located at 150 East 58th Street, New York, New York 10155.

Item 2.  Identity and Background.

         This Schedule 13-D is filed jointly by Ronald Leo Bernbaum, a self-employed individual investor and Canadian citizen who resides at 29 Chieftain Crescent, Toronto, Ontario M2L 2H3 ("Mr. Bernbaum"); Renee Bernbaum, a self-employed individual investor and Canadian citizen who resides at 29 Chieftain Crescent, Toronto, Ontario M2L 2H3 and who is the wife of Mr. Bernbaum ("Mrs. Bernbaum"); Medstar Southbeach Marina Partnership II, an Ontario, Canada, limited partnership, whose mailing address is c/o 4576 Young Street, Suite 600, Toronto, Ontario M2W 6N4 ("MSMPII"); Knightsbridge Financial Services Ltd., an Ontario, Canada corporation whose mailing address is c/o 4576 Young Street, Suite 600, Toronto, Ontario M2W 6N4 ("Knightsbridge"); and Commendation Capital Group, Inc., an Ontario, Canada corporation whose mailing address is c/o 4576 Young Street, Suite 600, Toronto, Ontario M2W 6N4 ("Commendation", and together with Mr. Bernbaum, Mrs. Bernbaum, MSMPII and Knightsbridge, the "Reporting Persons"). A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.1.

         Each Reporting Person acknowledges responsibility with respect to the information provided as to such signatory, but assumes no responsibility with respect to the information provided as to any other signatory.

         The general partner of MSMPII is Medstar Southbeach GP, Inc., an Ontario, Canada corporation ("MSGP"), whose mailing address is c/o 4576 Young Street, Suite 600, Toronto, Ontario M2W 6N4. Mr. Bernbaum is the sole director, President, Secretary and the indirect beneficial owner of 33 1/3% of MSGP. Mr. Bernbaum is the sole director, President and Secretary of Commendation. He is also the sole trustee of a trust that beneficially owns 53% of the voting securities of Commendation.

         Mr. Bernbaum and Mr. Florence are the sole directors and executive officers of Knightsbridge. Mrs. Bernbaum is the sole trustee of a trust that beneficially owns 50% of the voting securities Knightsbridge. The other 50% of the voting securities of Knightsbridge is beneficially owned by Michael Florence, an individual investor and Canadian citizen who resides in Toronto, Ontario ("Mr. Florence").

         During the last five years, none of the Reporting Persons or other persons named or referred to above in this Item 2: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         The shares of Common Stock of the Issuer beneficially owned by Mr. Bernbaum include (i) 6,400,000 shares of Common Stock held by MSMPII (the "MSMPII Shares"), (ii) 2,400,000 shares of Common Stock held by Knightsbridge (the "Knightsbridge Shares"), (iii) 1,800,000 shares of Common Stock held by Commendation (the "Commendation Shares") and (iv) 112,500 shares of Common Stock held directly by Mrs. Bernbaum (the "Bernbaum Shares").

         Each of Mr. Bernbaum, MSMPII and Knightsbridge Financial Services Ltd. were creditors of Sequel Technology Corporation, a Washington corporation ("Sequel") in an aggregate amount of approximately $17,500,000 as of May 26, 2000. On May 26, 2000, the Issuer entered into an Asset Purchase Agreement (a copy of which is incorporated by reference herein as Exhibit 99.2 hereto), which was amended as of July 19, 2000 (a copy of which amendment is incorporated by reference herein as Exhibit 99.3), among the Issuer, Sequel Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of the Issuer and Sequel (collectively, the "Asset Purchase Agreement"), pursuant to which the Issuer acquired substantially all of the assets and certain liabilities of

Sequel, in exchange for 15,000,000 shares of Common Stock, of which the MSMPII Shares and the Knightsbridge Shares were issued directly to MSMPII and Knightsbridge, respectively, in satisfaction of approximately $9,500,000 of outstanding indebtedness (the "Satisfied Debt"). The Satisfied Debt was originally loaned to Sequel by MSMPII and Knightsbridge out of their own capital.

         The Commendation Shares were issued to Commendation to support the contemplated issuance by Commendation of options to purchase Common Stock to employees and former employees of Sequel as compensation for past services. As of the date hereof, no options to purchase shares of Common Stock have been issued by Commendation.

         On October 20, 2000, Mrs. Bernbaum acquired two and one quarter units (the "Units") from the Issuer, each Unit consisting of a Series A Senior Note in the principal amount of $50,000, due January 1, 2002 and 50,000 shares of Issuer Common Stock, for a purchase price of $112,500 paid out of the personal funds of Mrs. Bernbaum. The purchase of the Units (including the Bernbaum Shares) was made pursuant to that certain Irrevocable Unit Subscription Agreement dated as of October 20, 2000 by and between Mrs. Bernbaum and the Issuer, a copy of which is attached hereto as Exhibit 99.4.

Item 4.  Purpose of Transaction.

         MSMPII acquired the MSMPII Shares for investment purposes. Knightsbridge acquired the Knightsbridge Shares for investment purposes. Commendation acquired the Commendation Shares for the purpose of issuing options to employees and former employees as compensation for past services. See Item 3 above. Mrs. Bernbaum acquired the Bernbaum Shares for investment purposes.

         As of the date of this Statement, the Issuer and Commendation are in arms-length negotiations for the possible provision by Commendation of consulting and advisory services to the Issuer that may be payable either in cash or in securities of the Issuer.

         Except as set forth above, none of the Reporting Persons has a plan or proposal which relates to or would result in:

                  (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

                  (b) An extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                  (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number of or term of Directors or to fill any existing vacancies on the Board;

                  (e) Any material change in the present capitalization or dividend policy of the Issuer;

                  (f) Any other material change in the Issuer's business or corporate structure;

                  (g) Changes in the Issuer's charter, by-laws, or instruments corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person;

                  (h) Causing the Common Stock to cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association;

                  (i) To have the Common Stock terminated from registration under the Securities Act of 1933; or

                  (j) Any action similar to any of those enumerated above.

Item 5.  Interest in the Securities of the Issuer.

                  (a) Set forth below is a statement of the aggregate number and percentage of Common Stock beneficially owned by each of the persons named in Item 2 and is based upon information provided by the Issuer. The percentage ownership is, in each case, based upon 20,755,201 shares of the Issuer outstanding as of October 31, 2000, and includes 1,500,000 shares of Common Stock issuable upon the conversion of 150,000 shares of Series A Convertible Preferred Stock, par value $.0001, of the Issuer; which shares shall automatically convert upon the filing of an amendment to the Issuer's Certificate of Incorporation increasing the authorized Common Stock of the Issuer to accommodate such conversion; and does not include a 2 for 1 split of Common Stock (the "2 for 1 Split") for the benefit of stockholders holding, in an aggregate amount, 4,080,201 shares of Common Stock prior to close of the transactions contemplated by the Asset Purchase Agreement; and, in each case after giving effect to the issuance of the shares that are the subject of this
                       Schedule 13-D.

                       Mr. Bernbaum is the beneficial owner of 10,712,500 shares of Common Stock representing 51.6% of the Issuer's Common Stock, or giving effect to the 2 for 1 Split, 43.13%;
                       (ii) Mrs. Bernbaum is the beneficial owner of 2,512,500 shares of Common Stock representing 12.1% of the Issuer's Common Stock, or giving effect to the 2 for 1 Split, 10.12%; (iii) MSMPII is the beneficial owner of 6,400,000 shares of Common Stock representing 30.83% of the Issuer's Common Stock, or giving effect to the 2 for 1 Split, 25.77%; (iv) Knightsbridge is the beneficial owner of 2,4000,000 shares of Common Stock representing 11.56% of the Issuer's Common Stock, or giving effect to the 2 for 1 Split, 9.66%; and (v) Commendation is the beneficial owner of 1,800,000 shares of Common Stock representing 8.67% of the Issuer's Common Stock, or giving effect to the 2 for 1 Split, 7.25%. Reporting persons' share ownership will not be affected by the 2 for 1 Split, in so far as their shares were issued after the relevant record date.

                  (b) Mr. Bernbaum may be deemed to have sole power to direct the vote and to direct the disposition of the MSMPII Shares, and the Commendation Shares, and may be deemed to hold shared power to direct the vote and disposition of the Knightsbridge Shares with Mr. Florence and Mrs. Bernbaum and shared power to direct the vote and to direct the disposition of the Bernbaum shares with Mrs. Bernbaum by virtue of being Mrs. Bernbaum's husband.

                       Mrs. Bernbaum may be deemed to have sole power to direct and vote and direct the disposition of the Bernbaum Shares and may be deemed to hold shared power to direct the vote and direct the disposition of the Knightsbridge Shares with Mr. Florence.


                  (c) On October 20, 2000, Mrs. Bernbaum acquired 112,500 shares of Common Stock directly from the Issuer for a purchase price of $112,500 (See Item 3).

                  (d)  None.

                  (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Not Applicable.

Item 7.  Material to be filed as Exhibits.

                  99.1 Joint Filing Agreement dated November 2, 2000, among Mr. Bernbaum, Mrs. Bernbaum, Medstar Southbeach Marina Partnership II and Knightsbridge Financial Services Ltd.

                  99.2 Asset Purchase Agreement dated as of May 26, 2000, among the Issuer, Sequel Acquisition Corporation and Sequel Technology Corporation (incorporated by reference from the Issuer's Form 8-K filed with the SEC on October 26, 2000 - Exhibit 10.1 thereof).

                  99.3 Amendment No. 1 to Asset Purchase Agreement dated as of July 19, 2000, among the Issuer, Sequel Acquisition Corporation and Sequel Technology Corporation (incorporated by reference from the Issuer's Form 8-K filed with the SEC on October 26, 2000 - Exhibit 10.2 thereof).

                  99.4 Irrevocable Unit Subscription Agreement dated as of October 20, 2000 by and between the Issuer and Mrs. Bernbaum.

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  November 2, 2000


                                   By: /s/ Ronald Leo Bernbaum
                                       ------------------------
                                       RONALD LEO BERNBAUM

                                   By: /s/ Renee Bernbaum
                                       ------------------------
                                       RENEE BERNBAUM

                                   MEDSTAR SOUTHBEACH MARINA PARTNERSHIP II


                                   By: /s/ Ronald Leo Bernbaum
                                       -------------------------------
                                       Name: RONALD LEO BERNBAUM
                                       Title:


                                   KNIGHTSBRIDGE FINANCIAL SERVICES LTD.


                                   By: /s/ Ronald Leo Bernbaum
                                       ------------------------
                                       Name: RONALD LEO BERNBAUM
                                       Title:


                                   COMMENDATION CAPITAL GROUP, INC.


                                   By: /s/ Ronald Leo Bernbaum
                                       ------------------------
                                       Name: RONALD LEO BERNBAUM
                                       Title: